July 9, 2020

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington, DC 20549

Re:	Nuveen Municipal Trust (the “Registrant”)
File No. 333-239099

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 2, 2020, with respect to the Registrant’s Registration Statement on Form N-14 filed on June 11, 2020 (the “Registration Statement”) relating to the issuance of shares of beneficial interest in connection with the proposed combination of Nuveen Tennessee Municipal Bond Fund (the “Target Fund”), a series of Nuveen Multistate Trust III, into Nuveen All-American Municipal Bond Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”). The Acquiring Fund and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

1.	Comment: Please fill in all blanks, brackets or otherwise missing information.

Response: The Registrant confirms that it will fill in all blanks, brackets and otherwise missing information.

2.

Comment: In the Q&A captioned “Who will bear the costs of the Reorganization” and in other sections of the Proxy Statement/Prospectus discussing the direct costs of the Reorganization, please present the per share direct costs of the Reorganization as of a more recent date.

Response: The Registrant will revise the disclosure in the Q&A and other sections of the Proxy Statement/Prospectus to include the per share direct costs of the Reorganization as of May 31, 2020.

Mr. Ryan Sutcliffe

July 9, 2020

3.

Comment: In light of references to the Target Fund holding a virtual meeting in the Proxy Statement/Prospectus and elsewhere, please confirm that you have reviewed applicable state law and governing documents and determined that a virtual meeting is permitted thereunder.

Response: For the information of the staff, the Registrant has determined that a virtual meeting is permitted under applicable state law and the Target Fund’s governing documents.

4.

Comment: Under “Material Federal Income Tax Consequences of the Reorganization” on page 3 and page 29 of the Proxy Statement/Prospectus, please confirm whether the receipt by the Acquiring Fund and the Target Fund of an opinion from Vedder Price P.C. to the effect that the Reorganization will qualify as a tax-free reorganization under the Code is a non-waivable condition of the Agreement and Plan of Reorganization and include disclosure to that effect. If receipt of such tax opinion is a waivable condition of the Reorganization, please file a form-of tax opinion.

Response: The Registrant confirms that the receipt of an opinion from Vedder Price P.C. to the effect that the Reorganization will qualify as a tax-free reorganization under the Code is a non-waivable condition of the Agreement and Plan of Reorganization (see Section 8.8 of the Form of Agreement and Plan of Reorganization attached as Appendix A to the Proxy Statement/Prospectus) and will add disclosure to that effect.

5.

Comment: On pages 9 and 10 of the Proxy Statement/Prospectus under the heading “Credit Quality,” please present the credit quality of each Fund’s investments as of a more recent date. In addition, given the Acquiring Fund’s investments in below-investment grade securities, include disclosure stating that the Acquiring Fund is subject to a higher degree of high yield securities risk than the Target Fund and consider whether the disclosure should state that an investment in the Acquiring Fund may be considered speculative or risky given its allocation to municipal bonds rated below investment grade. Separately, please confirm whether any bonds rated BBB have been downgraded or are expected to be downgraded.

Response: The Registrant will revise the disclosure to present the credit quality of each Fund’s investments as of May 31, 2020 and will revise the disclosure to more clearly state that the Acquiring Fund is subject to a heightened degree of high yield securities risk relative to the Target Fund. For the information of the staff, given that the Acquiring Fund is subject to a policy to invest, under normal market conditions, at least 80% of its net assets in investment grade municipal bonds, the Registrant does not believe that an investment in the Acquiring Fund should be considered speculative or risky as a result of its investments in municipal bonds rated below investment grade. In addition, for the information of the staff, the Adviser has informed the Registrant that since May 31, 2020 there were no downgrades of bonds rated BBB held by the Target Fund or the Acquiring Fund, and that the Adviser has no knowledge of any future downgrades of such bonds.

Mr. Ryan Sutcliffe

July 9, 2020

6.	Comment: On page 10 of the Proxy Statement/Prospectus under the heading “State Allocation,” please present the state allocation of the Acquiring Fund’s portfolio as of a more recent date.

Response: The Registrant will revise the disclosure under the heading “State Allocation” to include the state allocation of the Acquiring Fund’s portfolio as of May 31, 2020.

7.

Comment: On page 10 of the Proxy Statement/Prospectus under the heading “Maturity and Duration,” please provide the duration of each Fund’s portfolio as of a more recent date and provide an additional plain English explanation of duration.

Response: The Registrant will revise the disclosure under the heading “Maturity and Duration” to include the duration of each Fund’s portfolio as of May 31, 2020.

The Registrant will replace the current description of duration with the following:

Duration is a measure of the expected period over which a bond’s principal and interest will be paid and, consequently, is a measure of the sensitivity of a bond’s price, or the value of a bond fund’s portfolio, to changes when market interest rates change. Generally, the longer a bond’s or a bond fund’s duration, the more the price of the bond or the value of the fund’s portfolio will change as interest rates change.

8.

Comment: For the fee and expense tables beginning on page 11 of the Proxy Statement/Prospectus, please confirm that the tables accurately reflect each Fund’s current fees and expenses or provide the information as of a more recent date.

Response: The Registrant confirms that the fees and expenses for the current fiscal period of the Funds through June 30, 2020 do not differ materially from the information presented.

9.

Comment: On page 13 of the Proxy Statement/Prospectus under the heading “Examples,” please confirm whether the 1-year expense examples for Class C and Class C2 shares include the effect any contingent deferred sales charge (CDSC) applicable to such share classes, or update the disclosure accordingly.

Response: For the information of the staff, the 1-year expense examples for Class C and Class C2 shares do not include the effect of the CDSC applicable to such share classes. The CDSC operates such that if a shareholder’s holding period prior to redemption is for an entire period in question (in this case, one year), the CDSC percentage that applies to the redemption is reduced to the percentage applicable to the next longest holding period. In the case of Class C and Class C2 shares, which impose a CDSC where the holding period is within one year but not for longer periods, once the shares are held for an entire year there is no CDSC.

Mr. Ryan Sutcliffe

July 9, 2020

10.

Comment: On page 15 of the Proxy Statement/Prospectus in the footnote to the bar chart labelled “Target Fund and Acquiring Fund—Class A Annual Total Return,” please provide Class A year-to-date total return as of June 30, 2020 for each Fund.

Response: The Registrant will revise the disclosure to provide the Class A year-to-date total return as of June 30, 2020 for each Fund.

11.

Comment: In the performance table for the Acquiring Fund on page 16 of the Proxy Statement/Prospectus, please remove the column labelled “Since Inception (Class R6)” given that performance data for Class R6 shares is not presented.

Response: The Registrant will make the requested change.

12.	Comment: On page 19 of the Proxy Statement/Prospectus, please present the complex-level fee rate as of a more recent date.

Response: The Registrant will present the complex-level fee rate as of May 31, 2020.

13.	Comment: On page 31 of the Proxy Statement/Prospectus, please present capital loss carryforwards as of a more recent date.

Response: The Registrant will revise the capital loss carryforwards table to include information for each Fund as of May 31, 2020.

14.

Comment: Please revise or remove the disclosure on page 38 of the Proxy Statement/Prospectus regarding broker non-votes given that the only proposal at the Special Meeting is “non-routine” under New York Stock Exchange Rule 452.11.

Response: The Registrant will revise the disclosure to read as follows (emphasis added):

Abstentions and broker non-votes (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) count as present for purposes of determining quorum but do not count as votes “FOR” the Reorganization and thus have the same effect as a vote “AGAINST” the Reorganization. Because the single matter presented at the Special Meeting is a “non-routine” matter for which a broker or nominee does not have discretionary voting power under New York Stock Exchange rules, there are unlikely to be any broker non-votes at the Special Meeting.

Mr. Ryan Sutcliffe

July 9, 2020

15.	Comment: In “Appendix B—Financial Highlights of the Acquiring Fund,” please confirm or delete the column heading “Year Ended July 31.”

Response: The Registrant confirms that the fiscal year end of the Acquiring Fund is March 31 and will delete the column heading “Year Ended July 31.”

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661 or Jacob C. Tiedt at (312) 609-7697.

Very truly yours,

/s/	Deborah Bielicke Eades

Deborah Bielicke Eades